Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Elemental Royalty Corporation ("Elemental")

905 - 815 West Hastings Street

Vancouver, British Columbia

V6C 1B4

Item 2 Date of Material Change

September 14, 2026

Item 3 News Release

A joint news release was disseminated by Elemental and Vizsla Royalties Corp. ("Vizsla Royalties" and together with Elemental, the "Companies") on September 15, 2026 through TMX Newsfile and subsequently filed under the respective profiles of the Companies on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On September 14, 2026, Elemental completed its acquisition of all of the issued and outstanding common shares in the capital of Vizsla Royalties ("Vizsla Royalties Shares") by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"), pursuant to an arrangement agreement dated May 13, 2026 between Elemental and Vizsla Royalties (the "Arrangement Agreement"). The Arrangement became effective at 12:01 a.m. (Vancouver time) (the "Effective Time") on September 14, 2026, resulting in Vizsla Royalties becoming a wholly-owned subsidiary of Elemental.

Item 5.1. Full Description of Material Change

On September 14, 2026, Elemental completed its acquisition of all of the issued and outstanding Vizsla Royalties Shares by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), pursuant to the Arrangement Agreement. The Arrangement became effective at the Effective Time on September 14, 2026, resulting in Vizsla Royalties becoming a wholly-owned subsidiary of Elemental.

Through the Arrangement, Elemental has acquired Vizsla Royalties' 2.0% to 3.5% net smelter returns royalties (the "Panuco Royalties") on Vizsla Silver Corp.'s Panuco silver- gold project in Mexico. The Panuco Royalties are life-of-mine interests with no caps, buybacks or step-downs and cover the entire existing resources at Panuco.

Under the terms of the Arrangement, each holder of Vizsla Royalties Shares was entitled to elect to receive, for each Vizsla Royalties Share, (i) 0.15 of a common share of Elemental (an "Elemental Share"), (ii) C$4.13 in cash (the "Cash Consideration"), or (iii) C$1.03 in cash and 0.1125 of an Elemental Share (the "Combination Consideration"), subject to rounding and, in the case of the Cash Consideration and the Combination Consideration, proration based on a maximum aggregate cash consideration of approximately C$82 million. Following the elections and proration, Elemental paid aggregate cash consideration of approximately C$82 million and issued 8,105,440 Elemental Shares to former holders of Vizsla Royalties Shares. Former Vizsla Royalties shareholders now own approximately 11.19% of the outstanding Elemental Shares.

In addition, at the Effective Time of the Arrangement, (i) each restricted share unit of Vizsla Royalties (each, a "Vizsla Royalties RSU") and performance share unit of Vizsla Royalties (each, a "Vizsla Royalties PSU") outstanding immediately prior to the Effective Time was deemed to be immediately and unconditionally vested and settled by Vizsla Royalties in exchange for one Vizsla Royalties Share per such Vizsla Royalties RSU or Vizsla Royalties PSU, as applicable, which Vizsla Royalties Shares participated in the Arrangement; (ii) each deferred share unit of Vizsla Royalties (each, a "Vizsla Royalties DSU") outstanding immediately prior to the Effective Time was deemed to be immediately and unconditionally vested and assigned and transferred by the holder thereof to Vizsla Royalties in exchange for a cash payment of C$4.13 per Vizsla Royalties DSU and such Vizsla Royalties DSU was cancelled; and (iii) each option to acquire Vizsla Royalties Shares outstanding immediately prior to the Effective Time was deemed to be immediately and unconditionally vested and will remain outstanding in accordance with the terms of the omnibus equity incentive compensation plan of Vizsla Royalties dated April 9, 2025, as amended June 13, 2025, and following the Effective Time, upon exercise, will be exercisable for Elemental Shares, subject to adjustment in accordance with an exchange ratio of 0.15, including a corresponding adjustment to the exercise price per Elemental Share.

As a result of the Arrangement, the Vizsla Royalties Shares were delisted from the TSX Venture Exchange and ceased to be quoted on the OTCQX effective at the close of trading on September 16, 2026. Vizsla Royalties intends to submit an application to the applicable securities regulators to cease to be a reporting issuer in the applicable jurisdictions.

Further details of the Arrangement are set out in the management information circular of Vizsla Royalties dated June 9, 2026 prepared in connection with the Arrangement, which is available under Vizsla Royalties' profile on SEDAR+ at www.sedarplus.ca.

5.1 Disclosure for Restructuring Transactions

Not applicable.

Item 5 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 6 Omitted Information

Not applicable.

Item 7 Executive Officer

For further information, contact:

Frederick Bell
Chief Executive Officer
Telephone: +44 (0) 7554-872-794

Item 8 Date of Report

September 21, 2026